SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 8, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held company	Publicly-held company
Corporate Taxpayer Registration 76.535.764/0001-43	Corporate Taxpayer Registration 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

BRASIL TELECOM S.A. (“BrT”) and BRASIL TELECOM PARTICIPAÇÕES S.A. (“BTP”), in compliance with CVM Instruction no. 358/02 (“BTM”), publicly issues the following clarification:

1.

Calais Participações S.A., a company in which BrT holds exclusively preferred shares with no voting rights, amended the bidding offer proposed to WorldCom Inc. (“MCI”), reiterating its firm intention to acquire the ownership control of Embratel Participações S.A. (“Embratel”), during the ongoing competitive bidding process for the sale of the ownership control of Embratel, headed by the financial institution Lazard Frères.

2.

The amendment to the bidding offer aimed to eliminate the regulatory risks associated with the non-approval of the ownership control transfer of Embratel to Calais, assuring that MCI receives an amount not lower than the competitor’s bidding offer, in the case the necessary approval by the competent regulatory body is not granted by July 8, 2005.

3.

The amendment to the bidding offer presented by Calais confirms its understanding of non-violation of applicable legal and regulatory rules, based on legal opinions prepared by the most prominent legal scholars that confirmed the legality of the intended transaction.

Brasília, April 7, 2004.

Carla Cico Investor Relations Director Brasil Telecom S.A.	Paulo Pedrão Rio Branco Investor Relations Director Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer